  Exhibit 99.11

Kişladağ Gold Mine, Turkey Technical Report

CERTIFICATE OF QUALIFIED PERSON

David Sutherland, P. Eng.
1188 Bentall 5, 550 Burrard St.
Vancouver, BC
Tel: (604) 601-6658
Fax: (604) 687-4026

Email: david.sutherland@eldoradogold.com

I, David Sutherland, am a Professional Engineer, employed as Project Manager, of Eldorado Gold Corporation located at 1188 Bentall 5, 550 Burrard St., in the City of Vancouver, in the Province of British Columbia.

This certificate applies to the technical report entitled Technical Report, Kişladağ Gold Mine, Turkey, with an effective date of January 17, 2020.

I am a member of the Engineers & Geoscientists of British Columbia. I graduated from the Lakehead University with a Bachelor of Science (Physics) in 2003 and a Bachelor of Engineering (Mechanical) in 2005.

I have practiced my profession continuously since 2005. Since receiving my profession designation, I have worked exclusively on the design of mineral processing plants, assisted on numerous NI43-101 studies and have directed engineering and procurement on three mineral processing projects through construction. For 30 years I have been working in heavy industry including operations, maintenance and construction. During this time, I have lead the design and construction of major greenfield and brownfield construction projects in Canada, Turkey, and Greece.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101.

I have visited the Kişladağ Gold Mine on numerous occasions with my most recent visit occurring on July 10 to 12, 2018.

I was responsible for coordinating the preparation of the technical report. I am responsible for the preparation or supervising the preparation of items 1, 3, 4, 5, 6, 18, 20, 24, and 27 in the technical report. .

I have had continual prior involvement with the property that is the subject of this technical report.

I am not independent of Eldorado Gold Corporation in accordance with the application of Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101FI and the items for which I am responsible in this report entitled, Technical Report, Kişladağ Gold Mine, Turkey, with an effective date of January 17, 2020, has been prepared in compliance with same.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the items of the technical report that I was responsible for contain all scientific and technical information that is required to be disclosed to make the technical report not misleading

Dated at Vancouver, British Columbia, this 28th day of February 2020.

“Signed and Sealed”

David Sutherland
 David Sutherland, P. Eng.